July 17, 2009

VIA EDGAR AND FACSIMILE: 703-813-6982

Suying Li, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-7010

Re:	Teton Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 5, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 7, 2009
Form DEF 14A
Filed March 18, 2009
File No. 001-31679

Dear Ms. Li:

We are counsel to Teton Energy Corporation (the “Company” or “our client”).  On behalf of our client, we are writing to request an extension of time (the “Extension Request”) in which to respond to the Staff’s letter to our client, dated July 14, 2009 (the “July 14 Letter”), relating to the above-captioned filings.

The Company is making the Extension Request for two reasons.  In the last several months, the Company has had to reduce its staffing levels significantly, due to the effects of the current economic climate, which reduced levels have impacted its Finance Organization disproportionately.  In addition, the Company’s two most senior financial personnel – those responsible for the filings in question – resigned their positions in June 2009.  The new CFO and controller were appointed to their respective positions less than a month ago.  The Company is currently in the process of closing its quarterly books in preparation for its second quarter Form 10Q, which is due on August 14, 2009.  Given the high number of comments in the July 14 Letter, the reduction and turnover in the Company’s personnel, and the fact that the current CFO and controller were not involved in the filing and must get up to speed in working with the Company’s outside auditors, our client does not believe that it will have adequate time properly to respond to the July 14 Letter until after the filing of its 10Q.  Accordingly, the Company hereby requests an extension of time to respond to the July 14 letter until August 28, 2009, a date which is two weeks after the due date of its Form 10Q.  The Company fully expects to be able to complete its response by that date.

Please do not hesitate to contact me at (212) 752-9700 if you have any questions.

Very truly yours, /s/ Kristin J. Angelino Kristin J. Angelino cc: Jonathan Bloomfield, Executive Vice President and Chief Financial Officer